Exhibit 99.1

HQ/CS/CL.24B/14959

25 October 2012

Dear Sir,

Sub:	Board Meeting for Unaudited Financial Results (Provisional) for the period ended 30 September 2012.

In accordance with the Clause 41 of the Listing Agreement with Indian Stock Exchanges, it is hereby informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 6 November 2012 to consider and take on record Unaudited Financial Results (Provisional) for the period ended 30 September 2012.

Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Rishabh Aditya
Rishabh Aditya
Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com